SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 5330000622-9

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 1 FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS, HELD ON MARCH 11, 2010.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that Item 1 of the Agenda, “Corporate Act: Election of a substitute for the position previously held by Paulo Altmayer Gonçalves”, of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., held on March 11, 2010, at 12:30pm, in the headquarters of its holding company located at Rua Humberto de Campos 425, 8th Floor, Leblon, in the City of Rio de Janeiro, reads as follows:

“As to item 1 of the Agenda, the resignation of Paulo Altmayer Gonçalves as Officer of the Company was received, and the appointment of João Francisco da Silveira Neto, below, was unanimously approved, to complete the Company’s executive board until the end of the term of office. The Board of Directors recorded the Company’s Executive Board, which is comprised of the following officers, as of this day: (i) Chief Executive Officer: Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of identity card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (ii) Executive Officer, without specific assignment, and Investor Relations Officer: Alex Waldemar Zornig, Brazilian, married, accountant, bearer of identity card (RG) No. 9415053, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (iii) Executive Officer, without specific assignment: Julio Cesar Pinto, Brazilian, separated, accountant, bearer of the identity card (RG) No. 24.027-5, issued by CRC/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 205.088.327-72, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (iv) Executive Officer, without specific assignment: João Francisco da Silveira Neto, Brazilian, divorced, engineer, bearer of the identity card (RG) No. 1002002226, issued by SSS/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 050.399.958-06, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; all members shall remain in office until the first meeting of this Board held after the General Shareholders’ Meeting of 2012.

The matter submitted to the Board was unanimously approved by those present without limitation. All of the members of the Board of Directors were in attendance, and the following signed the minutes: /s/ José Mauro M. Carneiro da Cunha - Chairman, José Augusto da Gama Figueira, João de Deus Pinheiro de Macedo; Eurico de Jesus Teles Neto and Antônio Cardoso dos Santos. Rio de Janeiro, March 11, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer